St. Lawrence Energy Corp.

August 19, 2008

VIA EDGAR

David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	St. Lawrence Energy Corp.
Item 4.02 Form 8-K Filed August 7, 2008
File No. 0-23266

Dear Mr. Burton:

You sent correspondence on August 12 regarding an 8-K filed by St. Lawrence Energy Corp. (the “Company”) to report a recent change in our audit firm and to report on the circumstances under which the Company’s board of directors concluded that previously issued financial statements set forth on the Company’s Form 10-KSB filed on April 11, 2008 should no longer be relied upon because of errors in such financial statements. An amended 8-K is being filed contemporaneously with this letter adopting your recommendations.

Pursuant to the request in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
ST. LAWRENCE ENERGY CORP.

By:	/s/ W. Benjamin Garst, Jr.
Name: W. Benjamin Garst Title: Acting CEO and Acting CFO

ST. LAWRENCE ENERGY CORP.
2370 Watson Court, Suite 110
Palo Alto, CA 94303

August 19, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Burton
RE: Comment Letter on Form 8-K filed August 7, 2008

Dear Mr. Burton:

We have received your letter dated August 12, 2008 regarding Item 4.02 Form 8-K for St. Lawrence Energy Corp. (the “Company”). In response to your comments, Item 4.02 will be amended to include the following language:

1. “In May and June, discussions between an authorized officer and the Company’s auditor began regarding the transactions described in that Form 8-K filed on January 14, 2008 (the “January Form 8-K”) and the matters disclosed in Item 4.02(a) of Form 8-K. On August 5, 2008, the Company’s officers, directors and Cronin CPA concluded that the transactions described in the January Form 8-K and reflected in the Company’s financial statements set forth on that annual report on Form 10-KSB for the year ended December 31, 2007 filed on April 11, 2008 (“2007 Form 10-KSB”) have not been consummated as previously described in those filings and that the financial statements in the 2007 Form 10-KSB should not be relied upon. The exchange of consideration for the transactions described in the January Form 8-K has not been provided and, accordingly, no shares have been delivered to nor delivered by the Company pursuant to the agreements identified in the January Form 8-K.”

2. “As a result, the Company intends to restate its financial statements by amendment of its 2007 Form 10KSB and estimates that it will be in a position to file such restated financial statements by the end of September 2008.”

3. An officer authorized by the Board of Directors of the Company discussed the matters disclosed in Item 4.02(a) of Form 8-K with Cronin CPA, the Company’s independent accountant.

4. The undersigned, as the Company’s certifying officer, has considered the effect on the adequacy of its disclosure controls and procedures as of the end of the period covered by its Form 10-KSB for the years ended December 31, 2007 and 2006 in light of the error that was disclosed. As a result of this consideration, the Company has allocated additional funds and personnel to improve disclosure controls and procedures as of its quarter ended March 31, 2008.

In connection with our response to the above referenced comment letter from the Commission, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
ST. LAWRENCE ENERGY CORP.

____________________________________
By: W. Benjamin Garst, Jr.
Title: Chief Executive Officer and Chief Financial Officer